Filed by Matthews International Funds on behalf of its series,

Matthews Asian Growth and Income Fund and

Matthews Emerging Markets Equity Fund

Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Matthews International Funds (File No.: 811-08510)

Matthews Asian Growth and Income Fund Four Embarcadero Center, Suite 550 San Francisco, CA 94111

YOUR RESPONSE IS REQUESTED

January 2, 2025

Dear Valued Shareholder:

We need your help. We recently mailed you a proxy package for the upcoming special meeting of the Matthews Asian Growth and Income Fund scheduled to be held on January 22, 2025. As a shareholder of the Fund, your proxy vote is very important to the outcome of this meeting and the business of the Fund.

We are sending you this follow-up letter because our records indicate that as of the date above, your proxy voting instructions have not been recorded. Please cast your vote today.

It is critical to the continued operation of the Fund that proxy votes be cast in time for the upcoming special meeting. The Board of Trustees unanimously recommends that shareholders vote “FOR” the proposal, which listed in both the proxy statement and on the enclosed proxy card(s). A copy of the proxy statement can be viewed at www.vote.proxyonline.com/matthewsasia/docs/2025mtg.pdf.

Please help us proceed with the business of the Fund. Thank you for your attention to this important matter.

Sincerely,

J. Cooper Abbott

Trustee and President

Matthews Asia Funds

Here are three convenient methods for voting your proxy:

1.	Vote by Touch-tone Phone. You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card.

2.	Vote Online. You may cast your vote online by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.

3.

Vote by Mail. You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the prepaid return envelope provided. If convenient, please utilize one of the first two options above to ensure that your response is received in time for the special meeting on January 22, 2025.

OBO

Matthews Asian Growth and Income Fund Four Embarcadero Center, Suite 550 San Francisco, CA 94111

YOUR RESPONSE IS REQUESTED

January 2, 2025

Dear Valued Shareholder:

We need your help. We recently mailed you a proxy package for the upcoming special meeting of the Matthews Asian Growth and Income Fund scheduled to be held on January 22, 2025. As a shareholder of the Fund, your proxy vote is very important to the outcome of this meeting and the business of the Fund.

We are sending you this follow-up letter because our records indicate that as of the date above, your proxy voting instructions have not been recorded. Please cast your vote today.

It is critical to the continued operation of the Fund that proxy votes be cast in time for the upcoming special meeting. The Board of Trustees unanimously recommends that shareholders vote “FOR” the proposal, which listed in both the proxy statement and on the enclosed proxy card(s). A copy of the proxy statement can be viewed at www.vote.proxyonline.com/matthewsasia/docs/2025mtg.pdf.

Please help us proceed with the business of the Fund. Thank you for your attention to this important matter.

Sincerely,

J. Cooper Abbott

Trustee and President

Matthews Asia Funds

Here are four convenient methods for voting your proxy:

1.

Vote with a Telephone Voting Representative. You may cast your vote by telephone with a voting representative by calling toll-free 1-866-406-2283. Representatives are available between the hours of 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday.

2.	Vote by Touch-tone Phone. You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card.

3.	Vote Online. You may cast your vote online by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.

4.

Vote by Mail. You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the prepaid return envelope provided. If convenient, please utilize one of the first three options above to ensure that your response is received in time for the special meeting on January 22, 2025.

NOBO/reg

WE ARE TRYING TO CONTACT YOU

Shareholder Name Address 1 Address 2 Address 3 City, State, Zip

YOUR RESPONSE IS REQUESTED

Dear Shareholder:

We have been trying to contact you regarding your investment in the Matthews Asian Growth and Income Fund.

We would like to speak with you about an important matter. Please contact us toll-free at 1-866-227-7300 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday. During the call, please reference your Investor ID listed below.

There is no confidential information required and the call will only take a few moments of your time. Please contact us as soon as possible. Thank you for attending to this request.

Sincerely,

J. Cooper Abbott

Trustee and President

Matthews Asia Funds

INVESTOR ID: 01234567891	Security ID:	12345678
	Household ID:	01234567891

THIS LETTER RELATES TO YOUR INVESTMENT IN MATTHEWS ASIA FUNDS.

Four Embarcadero Center, Suite 550, San Francisco, CA 94111

OBO

WE ARE TRYING TO CONTACT YOU

Shareholder Name Address 1 Address 2 Address 3 City, State, Zip

YOUR RESPONSE IS REQUESTED

Dear Shareholder:

We have been trying to contact you regarding your investment in the Matthews Asian Growth and Income Fund.

We would like to speak with you about an important matter. Please contact us toll-free at 1-866-406-2283 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday. During the call, please reference your Investor ID listed below.

There is no confidential information required and the call will only take a few moments of your time. Please contact us as soon as possible. Thank you for attending to this request.

Sincerely,

J. Cooper Abbott

Trustee and President

Matthews Asia Funds

INVESTOR ID: 01234567891	Security ID:	12345678
	Household ID:	01234567891

THIS LETTER RELATES TO YOUR INVESTMENT IN MATTHEWS ASIA FUNDS.

Four Embarcadero Center, Suite 550, San Francisco, CA 94111

NOBO/Reg